================================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ________________________


                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                         (Amendment No. 8 (See Item 2))


                              DOMINION HOMES, INC.
                         _____________________________

                                (Name of Issuer)


                          COMMON SHARES, NO PAR VALUE
                      ____________________________________
                         (Title of Class of Securities)


                                   257386 10 2
                               __________________
                                 (CUSIP Number)

        Terry E. George
   Vice President, Secretary                  Verna Ramirez                   Frederick H. Fogel, Esq.
         and Treasurer                  Angelo Gordon & Co., L.P.          c/o Silver Point Capital L.P.
      BRC Properties Inc.                    245 Park Avenue              Two Greenwich Plaza, 1st Floor
 4900 Tuttle Crossing Boulevard          New York, New York 10167          Greenwich, Connecticut 06830
       Dublin, Ohio 43016                     (212) 692-8270                      (203) 542-4208
         (614) 356-5000

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)
                            ________________________


                                APRIL 30, 2008
                  ___________________________________________
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Sections 240.13d1(e), 240.13d1(f) or 240.13d1(g), check the following box [_]. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

===============================================================================

---------------------                                   -----------------------
 257386102                                                        Page 2 of 28
---------------------                                   -----------------------
                                  SCHEDULE 13D


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         BRC Properties Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Ohio
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   None
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               3,926,324 (See Note 1)
                                ------------------------------------------------
     BY EACH REPORTING          9     SOLE DISPOSITIVE POWER

           PERSON                     None
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      3,926,324 (See Note 1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,926,324 shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         46.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

---------------------                                   -----------------------
 257386102                                                        Page 3 of 28
---------------------                                   -----------------------
                                  SCHEDULE 13D


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         David S. Borror
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   3,096 (See Note 2)
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               3,926,324 (See Note 1)
                                ------------------------------------------------
     BY EACH REPORTING          9     SOLE DISPOSITIVE POWER

           PERSON                     3,096 (See Note 2)
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      3,926,324 (See Note 1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,929,420 shares (See Note 3)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         46.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------------                                   -----------------------
 257386102                                                        Page 4 of 28
---------------------                                   -----------------------
                                  SCHEDULE 13D


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Douglas G. Borror
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   61,546 (See Note 4)
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               3,926,324 (See Note 1)
                                ------------------------------------------------
     BY EACH REPORTING          9     SOLE DISPOSITIVE POWER

           PERSON                     61,546 (See Note 4)
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      3,926,324 (See Note 1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,987,870 shares (See Note 6)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         46.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------------                                   -----------------------
 257386102                                                        Page 5 of 28
---------------------                                   -----------------------
                                  SCHEDULE 13D


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Terry E. George
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   0 (See Note 6)
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               3,926,324 (See Note 1)
                                ------------------------------------------------
     BY EACH REPORTING          9     SOLE DISPOSITIVE POWER

           PERSON                     0 (See Note 6)
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      3,926,324 (See Note 1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,926,324 shares (See Note 11)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         46.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------------                                   -----------------------
 257386102                                                        Page 6 of 28
---------------------                                   -----------------------
                                  SCHEDULE 13D


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Silver Point Capital Management, L.L.C.

         77-0595716
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   0 shares
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               755,134 shares (See Item 5)
                                ------------------------------------------------
     BY EACH REPORTING          9     SOLE DISPOSITIVE POWER

           PERSON                     0 shares
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      755,134 shares (See Item 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         755,134 shares (See Item 5)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.64%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

---------------------                                   -----------------------
 257386102                                                        Page 7 of 28
---------------------                                   -----------------------
                                  SCHEDULE 13D


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Edward A. Mule
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   0 shares
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               755,134 shares (See Item 5)
                                ------------------------------------------------
     BY EACH REPORTING          9     SOLE DISPOSITIVE POWER

           PERSON                     0 shares
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      755,134 shares (See Item 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         755,134 shares (See Item 5)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.64%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------------                                   -----------------------
 257386102                                                        Page 8 of 28
---------------------                                   -----------------------
                                  SCHEDULE 13D


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Robert J. O'Shea
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   0 shares
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               755,134 shares (See Item 5)
                                ------------------------------------------------
     BY EACH REPORTING          9     SOLE DISPOSITIVE POWER

           PERSON                     0 shares
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      755,134 shares (See Item 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         755,134 shares (See Item 5)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.64%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------------                                   -----------------------
 257386102                                                        Page 9 of 28
---------------------                                   -----------------------
                                  SCHEDULE 13D


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Silver Point Capital, L.P.

         22-3849636
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   0 shares
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               755,134 shares (See Item 5)
                                ------------------------------------------------
     BY EACH REPORTING          9     SOLE DISPOSITIVE POWER

           PERSON                     0 shares
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      755,134 shares (See Item 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         755,134 shares (See Item 5)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.64%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

---------------------                                   -----------------------
 257386102                                                       Page 10 of 28
---------------------                                   -----------------------
                                  SCHEDULE 13D


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Silver Point Capital Fund, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   0 shares
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               755,134 shares (See Item 5)
                                ------------------------------------------------
     BY EACH REPORTING          9     SOLE DISPOSITIVE POWER

           PERSON                     0 shares
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      755,134 shares (See Item 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         755,134 shares (See Item 5)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.64%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

---------------------                                   -----------------------
 257386102                                                       Page 11 of 28
---------------------                                   -----------------------
                                  SCHEDULE 13D


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         SPCP Group, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   0 shares
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               755,134 shares (See Item 5)
                                ------------------------------------------------
     BY EACH REPORTING          9     SOLE DISPOSITIVE POWER

           PERSON                     0 shares
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      755,134 shares (See Item 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         755,134 shares (See Item 5)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.64%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

---------------------                                   -----------------------
 257386102                                                       Page 12 of 28
---------------------                                   -----------------------
                                  SCHEDULE 13D


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Angelo, Gordon & Co., L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   755,133
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               -0-
                                ------------------------------------------------
     BY EACH REPORTING          9     SOLE DISPOSITIVE POWER

           PERSON                     755,133
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      755,133
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         755,133
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.64%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IA; PN
--------------------------------------------------------------------------------

---------------------                                   -----------------------
 257386102                                                       Page 13 of 28
---------------------                                   -----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         John M. Angelo
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               755,133
                                ------------------------------------------------
     BY EACH REPORTING          9     SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      755,133
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         755,133
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.64%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN; HC
--------------------------------------------------------------------------------

---------------------                                   -----------------------
 257386102                                                       Page 14 of 28
---------------------                                   -----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Michael L. Gordon
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               755,133
                                ------------------------------------------------
     BY EACH REPORTING          9     SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      755,133
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         755,133
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.64%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN; HC
--------------------------------------------------------------------------------

---------------------                                   -----------------------
 257386102                                                       Page 15 of 28
---------------------                                   -----------------------


                      NOTES TO COVER PAGE OF SCHEDULE 13D
                      -----------------------------------

Note 1. BRC Properties Inc. ("BRC") has shared voting and dispositive power with respect to 3,926,324 of the Common Shares, without par value (the "Shares"), of Dominion Homes, Inc. ("Dominion Homes") owned by BRC. Each of David S. Borror, Douglas G. Borror and Terry E. George, by virtue of his status as either a director of BRC, an individual owning voting shares of BRC or a trustee of a trust owning voting shares of BRC, may be deemed to share voting and dispositive power with respect to the 3,926,324 Shares owned by BRC. See Notes 3, 5 and 7.


Note 2. David S. Borror has sole voting and dispositive power with respect to 3,096 Shares.


Note 3. David S. Borror disclaims beneficial ownership of the 3,926,324 Shares discussed in Note 1, and this report shall not be deemed an admission that David S. Borror is the beneficial owner of those Shares for purposes of
Section 13(d) or 13(g) or for any other purpose. David S. Borror owns 28.6% of the issued and outstanding voting shares of BRC and 30.0% of the issued and outstanding non-voting shares of BRC, and is the sole trustee of an irrevocable trust which owns 11.4% of the issued and outstanding voting shares of BRC and 20.0% of the issued and outstanding non-voting shares of BRC.


Note 4. Douglas G. Borror has sole voting and dispositive power with respect to 61,546 Shares.


Note 5. Douglas G. Borror disclaims beneficial ownership of the 3,926,324 Shares discussed in Note 1, and this report shall not be deemed an admission that Douglas G. Borror is the beneficial owner of those Shares for purposes of Section 13(d) or 13(g) or for any other purpose. Douglas G. Borror is the sole trustee of a revocable trust which owns 52.8% of the issued and outstanding voting shares of BRC and 44.2% of the issued and outstanding non-voting shares of BRC.


Note 6. Terry E. George has sole voting and dispositive power with respect to 0 Shares.


Note 7. Terry E. George disclaims beneficial ownership of the 3,926,324 Shares discussed in Note 1, and this report shall not be deemed an admission that Terry E. George is the beneficial owner of those Shares for purposes of
Section 13(d) or 13(g) or for any other purpose. Terry E. George owns 7.1% of the issued and outstanding voting shares of BRC and 5.9% of the issued and outstanding non-voting shares of BRC.

---------------------                                   -----------------------
 257386102                                                       Page 16 of 28
---------------------                                   -----------------------


ITEM 1.  SECURITY AND ISSUER.

        This Amended Schedule 13D (this "Schedule 13D") relates to the Common Shares, without par value (the "Shares"), of Dominion Homes, Inc., an Ohio corporation ("Dominion Homes"). The address of the principal executive offices of Dominion Homes is 4900 Tuttle Crossing Boulevard, Dublin, Ohio 43016.


ITEM 2.  IDENTITY AND BACKGROUND.

        The persons filing this Schedule 13D are (i) BRC Properties Inc. ("BRC"), David S. Borror, Douglas G. Borror and Terry E. George (collectively, the "Borror Reporting Persons"); (ii) Silver Point Capital Management, L.L.C., a Delaware limited liability company ("Management"), Edward A. Mule, Robert J. O'Shea, Silver Point Capital, L.P., a Delaware limited partnership ("Silver Point"), Silver Point Capital Fund, L.P., a Delaware limited partnership ("SPC Fund") and SPCP Group, LLC, a Delaware limited liability company, ("SPCP Group," and, collectively with Management, Silver Point, SPC Fund, and Messrs. Mule and O'Shea, the "SPCP Reporting Persons"); and (iii) Angelo, Gordon & Co., L.P., a Delaware limited partnership ("Angelo Gordon"), John M. Angelo ("Mr. Angelo"), and Michael L. Gordon ("Mr. Gordon" and, collectively, with Angelo Gordon and Mr. Angelo, the "Angelo Gordon Reporting Persons"). This Schedule 13D amends the Schedule 13D filed by the Borror Reporting Persons on January 12, 2007, the Schedule 13D filed by the SPCP Reporting Persons on November 30, 2007 and the Schedule 13D filed by the Angelo Gordon Reporting Persons on November 30, 2007, in each case, as amended by the jointly filed Amendment No. 7 filed on January 24, 2008.

        The Borror Reporting Persons, the SPCP Reporting Persons and the Angelo Gordon Reporting Persons entered into a Joint Filing Agreement, dated January 23, 2008, a copy of which is filed with this Schedule 13D as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-l(k)(1) under the Act.


THE BORROR REPORTING PERSONS

        A. BRC is an Ohio corporation engaged in the business of owning and managing multifamily housing and commercial real estate. The business address of BRC is 4900 Tuttle Crossing Boulevard, Dublin, Ohio 43016.

        The following  list sets forth the directors and executive  officers of
BRC:

                1. David S. Borror is a Director and the President of BRC. His business address is 4900 Tuttle Crossing Boulevard, Dublin, Ohio 43016, and he is the Vice Chairman of Dominion Homes, a homebuilding company. David S. Borror is a citizen of the United States of America.

                2. Douglas G. Borror is a Director and a Vice President of BRC. His business address is 4900 Tuttle Crossing Boulevard, Dublin, Ohio 43016, and he is the Chairman of the Board and Chief Executive Officer of Dominion Homes. Douglas G. Borror is a citizen of the United States of America.

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 257386102                                                       Page 17 of 28
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                3. Terry E. George is a Director, Vice President, Secretary and
Treasurer of BRC. His business address is 4900 Tuttle Crossing Boulevard, Dublin, Ohio 43016. Terry E. George is a citizen of the United States of America.

        B.      David S. Borror's background is described in Item 2(A)(1) above.

        C. Douglas G. Borror's background is described in Item 2(A)(2) above.

        D. Terry E. George's background is described in Item 2(A)(3) above.

        E. During the last five years, none of BRC, David S. Borror, Douglas G. Borror and Terry E. George has been convicted in a criminal proceeding.

        F. During the last five years, none of BRC, David S. Borror, Douglas G. Borror and Terry E. George was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


THE SPCP REPORTING PERSONS

        (a) SPC Fund is a member of SPCP Group and by virtue of such status may be deemed to be the beneficial owner of the Shares held by SPCP Group. Silver Point is the investment manager of SPC Fund and by virtue of such status may be deemed to be the beneficial owner of the Shares held by SPCP Group. Management is the general partner of Silver Point and by virtue of such status may be deemed to be the beneficial owner of the Shares held by SPCP Group. Messrs. Edward A. Mule and Robert J. O'Shea are each members of Management and by virtue of such status may be deemed to be the beneficial owner of the Shares held by SPCP Group.

        The SPCP Reporting Persons expressly disclaim beneficial ownership of the Shares held by SPCP Group, except to the extent of any pecuniary interest therein, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.

        (b) The address of the principal business office of each of the Reporting Persons is Two Greenwich Plaza, 1st Floor, Greenwich, Connecticut 06830.

        (c) The principal business of Management is serving as the general partner of Silver Point. The principal business of Messrs. Mule and O'Shea is serving as members of Management and managing other affiliated entities, (including Silver Point). The principal business of Silver Point is serving as an investment manager for private investment funds (including SPC Fund). The principal business of SPCP Fund and SPCP Group is acquiring, holding, managing and disposing of investments.

        (d) None of the SPCP Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) None of the SPCP Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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 257386102                                                       Page 18 of 28
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        (f)     Management is a limited  liability  company organized under the laws of the State of Delaware. Each of Messrs. Mule and O'Shea is a United States citizen. Each of SPC Fund and Silver Point is a limited partnership organized under the laws of the State of Delaware. The SPCP Group is a limited liability company organized under the laws of the State of Delaware.

THE ANGELO GORDON REPORTING PERSONS

        The Shares which are the subject of this Schedule 13D are held for the account of private investment funds and accounts for which Angelo Gordon acts as investment adviser, including Silver Oak Capital, L.L.C. (the "AG Funds"). Mr. Angelo is a managing member of JAMG LLC, which is the sole general partner of AG Partners, L.P., which is the sole general partner of Angelo Gordon. Mr. Angelo serves as the chief executive officer of Angelo Gordon. Mr. Gordon is the other managing member of JAMG LLC and is the chief operating officer of Angelo Gordon. The principal business address of each of the Reporting Persons is 245 Park Avenue, New York, New York 10167.

        During the last five years, none of the Angelo Gordon Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

THE BORROR REPORTING PERSONS

        Since the date of the initial  filing of this Schedule 13D, BRC,  David
S. Borror, Douglas G. Borror and Terry E. George have made periodic purchases and sales of Shares through privately negotiated transactions, through open-market transactions and indirectly through the Dominion Homes, Inc. Retirement Plan and Trust, as the case may be. Each of these acquisitions of Shares has been made for investment purposes using the working capital of BRC or the personal resources of David S. Borror, Douglas G. Borror and Terry E. George, as the case may be.

THE SPCP REPORTING PERSONS

        On December 29, 2006, Dominion Homes entered into a Third Amended and Restated Credit Agreement (the "Credit Agreement") by and between Dominion Homes, The Huntington National Bank, Silver Point Finance, LLC, and the Lenders from time to time party thereto pursuant to which Dominion Homes received a secured term loan in the aggregate amount of $235,000,000 of which the Holders (hereinafter defined) as Original Term B Lenders (the " Original Term B Lenders") provided $90,000,000 (the "Term B Loans"). In connection with, and in consideration for, entering into the Credit Agreement and the transactions contemplated thereby, SPCP Group and Silver Oak Capital, L.L.C. ("Angelo Gordon" and together with the SPCP Group, the "Holders") simultaneously entered into a Warrant Purchase Agreement (the "Warrant Purchase Agreement"), by and among Dominion Homes, SPCP Group and Angelo Gordon pursuant to which Dominion Homes issued to the Holders warrants to purchase an aggregate of 1,538,235

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 257386102                                                       Page 19 of 28
---------------------                                   -----------------------


Shares at a purchase price of $0.01 per share (the "Warrants"), of which the SPCP Group was issued warrants to purchase 769,118 Shares (the "SPCP Group Warrant") and Silver Oak was issued warrants to purchase 769,117 Shares (the "Angelo Gordon Warrant").

        SPCP Group exercised the SPCP Group Warrant on April 30,2008 and elected the cashless exercise option. As a result, 755,134 Shares were issued to SPCP Group upon exercise of the SPCP Group Warrant, which amount was 13,984 Shares fewer than would have been issued had SPCP Group not elected the cashless exercise option.

        THE ANGELO GORDON REPORTING PERSONS

        The Angelo Gordon Warrant was acquired by the AG Funds as part of the consideration for the Credit Agreement described above. The source of funds for the credit extended to the Issuer by the AG Funds was the working capital of the AG Funds.

        The AG Funds exercised the Angelo Gordon Warrant on April 30,2008 and elected the cashless exercise option. As a result, 755,133 Shares were issued to the AG Funds upon exercise of the Angelo Gordon Warrant, which amount was 13,984 Shares fewer than would have been issued had the AG Funds not elected the cashless exercise option.


ITEM 4.   PURPOSE OF TRANSACTION.

EACH OF THE BORROR REPORTING PERSONS, THE SPCP REPORTING PERSONS AND THE ANGELO GORDON REPORTING PERSONS

        Numerous events of default have occurred since June 2007 and are continuing under the Credit Agreement. None of these defaults have been cured as of the date of this report.

        On January 14, 2008, Dominion Homes entered into Amendment No. 6 to the Credit Agreement, which listed the events of default, reserved all rights of the Lenders (as defined in the Credit Agreement) with respect thereto and amended the definition of the "Overadvance Limit" as defined in the Credit Agreement to mean the lesser of (i) $10,750,000 or such lesser amount as may be specified by the Senior Administrative Agent (as defined in the Credit Agreement) and (ii) an amount equal to (x) $210,750,000 minus (y) the aggregate principal amount of all Term Loans and Revolving Loans outstanding at any time.

        On January 18, 2008, Dominion Homes entered into Amendment No. 7 to the Credit Agreement, which listed the events of default, reserved all rights and remedies of the Lenders with respect thereto, provided that the Lenders would not exercise certain of their rights in connection with Dominion Homes' defaults under the Credit Agreement for a limited period of time not to extend beyond June 30, 2008, allowed for the change of control contemplated by the Merger Agreement and amended the definition of "Voluntary Prepayments/Commitment Reductions" in the Credit Agreement.

        On January 18, 2008, Dominion Homes entered into an Agreement and Plan of Merger (the "Merger Agreement") with Dominion Holding Corp. ("Parent") and Dominion Merger Corporation, a wholly owned subsidiary of Parent ("Merger Sub"), pursuant to the terms of which Merger Sub, after the receipt of the affirmative vote of the holders of a majority of the outstanding Shares and the satisfaction or wavier of the closing conditions, will be merged with and into Dominion Homes, with Dominion Homes being the surviving corporation (the "Merger"). Parent and Merger Sub are owned by affiliates of the SPCP Reporting Persons and the Angelo Gordon Reporting Persons. A copy of the Merger Agreement is attached hereto as Exhibit 9.

        In connection with the Merger Agreement, on January 18, 2008, BRC entered into a Roll-Over Commitment Letter Agreement (the "Commitment Letter") with Silver Oak Capital, L.L.C. ("Angelo Gordon") and SPCP Group, LLC as

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 257386102                                                       Page 20 of 28
---------------------                                   -----------------------


("Silver Point"). A copy of the Commitment Letter is attached hereto as Exhibit
3. Pursuant to the Commitment Letter, BRC committed to subscribe for shares of common stock of Parent in consideration of BRC's contribution of all of the Shares held by BRC to Parent. BRC's obligation to make the contribution of the Shares held by it to Parent will automatically and immediately terminate if the Merger Agreement is terminated.

        In connection with the Merger Agreement, on January 18, 2008, an affiliate of the SPCP Reporting Persons and an affiliate of the Angelo Gordon Reporting Persons entered into Equity Commitment Letter Agreements (the "Equity Commitment Letters") with Parent. A copy of the Equity Commitment Letters are attached hereto as Exhibit 4. Pursuant to the Equity Commitment Letters, each affiliate committed to contribute $1,488,309.50 to Parent in connection with the transactions contemplated by the Merger Agreement. Each such affiliate's obligations to make the contribution to Parent will automatically and immediately terminate if the Merger Agreement is terminated.

        In connection with the Merger Agreement, on January 18, 2008, an affiliate of the SPCP Reporting Persons and an affiliate of the Angelo Gordon Reporting Persons entered into an Interim Stockholders Agreement (the "Interim Stockholders Agreement") with each other and Parent. A copy of the Interim Stockholders Agreement is attached hereto as Exhibit 5. Pursuant to the Interim Stockholders Agreement, each such affiliate agree to act jointly to direct Parent with respect to its rights and obligations under the Merger Agreement and each such affiliate agree to (a) satisfy its commitment under its Equity Commitment Letter, (b) exercise its Warrants and contribute the Shares from the exercise of such Warrants to Parent prior to the consummation of the Merger and
(c) contribute $10 million of principal amount of Term B Notes (as defined in the Credit Agreement) to Parent. Merger expenses and any termination fee received under the Merger Agreement will be shared equally by each such affiliate. All obligations under the Interim Stockholders Agreement will terminate upon the earlier of (a) the execution of a definitive stockholders agreement and (ii) the termination of the Merger Agreement.

        As a condition to the willingness of Parent and Merger Sub to enter into the Merger Agreement, on January 18, 2008, BRC, Douglas G. Borror (with respect to certain Shares which he beneficially owns) and David S. Borror (collectively, the "Borror Shareholders") entered into a Voting Agreement (the "Merger Voting Agreement") with Parent and Merger Sub. A copy of the Merger Voting Agreement is attached hereto as Exhibit 6. The Merger Voting Agreement provides that, among other things, at any time that Dominion Homes conducts a meeting of the holders of the Shares, or otherwise seeks a vote or consent of the holders of the Shares for the purpose of approving and adopting the Merger and the actions required in furtherance thereof, the Borror Shareholders shall vote their Shares, or provide a consent with respect to their Shares, (i) in favor of the Merger and any other matter necessary for the consummation of the transactions contemplated by the Merger Agreement, and (ii) against any
"Acquisition  Proposal"  within  the  meaning  of  the  Merger  Agreement,  any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of Dominion Homes or any of its subsidiaries, any agreement or action by Dominion Homes that would result in a material breach by Dominion Homes under the Merger Agreement, or any agreement or action by Dominion Homes that would reasonably be expected to prevent, impede or delay the transactions contemplated by the Merger Agreement or dilute the benefits to Parent, Merger Sub and their affiliates of the transactions contemplated under the Merger Agreement. In addition, pursuant to the Merger Voting Agreement, the Borror Shareholders granted an irrevocable proxy to such persons as Parent designates for the purpose of using such voting power as contemplated in the Merger Voting Agreement. The Merger Voting Agreement restricts the transfer, or any contract or agreement regarding the transfer, of the Shares held by the Borror Shareholders and prohibits the creation or

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 257386102                                                       Page 21 of 28
---------------------                                   -----------------------


existence of any "Lien" (within the Meaning of the Merger Agreement), rights of first refusal or limitations on the Shares held by the Borror Shareholders. The Merger Voting Agreement further prohibits the granting of any proxy, power of attorney or other authorization with respect to the Shares held by the Borror Shareholders, the deposit of such Shares into a voting trust or entering into a voting agreement with respect to such Shares, or taking any other action that would in any way restrict or interfere with the performance of the Borror Shareholders' obligations under the Merger Voting Agreement or make any representation or warranty of the Borror Shareholders contained in the Merger Voting Agreement untrue or incorrect. The Merger Voting Agreement terminates upon the earlier to occur of (i) the closing of the Merger, or (ii) the termination of the Merger Agreement in accordance with its terms.

        On April 30,2008, SPCP Group exercised the SPCP Group Warrant and the AG Funds exercised the Angelo Gordon Warrant, each electing the cashless exercise option. As a result, 755,134 Shares were issued to SPCP Group, which amount was 13,984 Shares fewer than would have been issued had SPCP Group not elected the cashless exercise option, and 755,133 Shares were issued to the AG Funds, which amount was 13,984 Shares fewer than would have been issued had the AG Funds not elected the cashless exercise option.

        Except as set forth above or in Item 6 below, none of the Borror Reporting Persons, the SPCP Reporting Persons or the Angelo Gordon Persons has any plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

THE BORROR REPORTING PERSONS

         (a)(b) Beneficial Ownership of Shares:

                                     Shares                   Percent of
   Person                      Beneficially Owned        Outstanding Shares (1)
-----------------------      -----------------------     ----------------------
BRC                            3,926,324 (2)                     46.2%
David S. Borror                3,929,420 (2)(3)(4)               46.2%
Douglas G. Borror              3,987,870 (2)(3)(4)               46.9%
Terry E. George                3,926,324 (2)(3)(4)               46.2%

(1)     Based on a total of 8,505,737 issued and outstanding Shares.

(2) BRC has shared voting and dispositive power with respect to 3,926,324 Shares owned by BRC. Each of David S. Borror, Douglas G. Borror and Terry E. George, by virtue of his status as either a director of BRC, an individual owning voting shares of BRC or a trustee of a trust owning voting shares of BRC, may be deemed to share voting and dispositive power with respect to the 3,926,324 Shares owned by BRC. See (4) below.

(3) David S. Borror has sole voting and dispositive power with respect to 3,096 Shares.

        Douglas G. Borror has sole voting and dispositive power with respect to 61,546 Shares.

        Terry E. George has sole voting and dispositive power with respect to 0 Shares.

(4) David S. Borror disclaims beneficial ownership of the 3,926,324 Shares discussed in (2) above, and this report shall not be deemed an admission that David S. Borror is the beneficial owner of those Shares for purposes of Section 13(d) or 13(g) or for any other purpose. David S. Borror owns 28.6% of the issued and outstanding voting shares of BRC and 30.0% of the issued and outstanding non-voting shares of BRC and is the sole trustee of an irrevocable trust which owns 11.4% of the issued and outstanding voting shares of BRC and 20.0% of the issued and outstanding non-voting shares of BRC.

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 257386102                                                       Page 22 of 28
---------------------                                   -----------------------

        Douglas G. Borror disclaims beneficial ownership of the 3,926,324 Shares discussed in (2) above, and this report shall not be deemed an admission that Douglas G. Borror is the beneficial owner of those Shares for purposes of
Section 13(d) or 13(g) or for any other purpose. Douglas G. Borror is the sole trustee of a revocable trust which owns 52.8% of the issued and outstanding voting shares of BRC and 44.2% of the issued and outstanding non-voting shares of BRC.

        Terry E. George disclaims beneficial ownership of the 3,926,324 Shares discussed in (2) above, and this report shall not be deemed an admission that Terry E. George is the beneficial owner of those Shares for purposes of Section 13(d) or 13(g) or for any other purpose. Terry E. George owns 7.1% of the issued and outstanding voting shares of BRC and 5.9% of the issued and outstanding non-voting shares of BRC.

        Each of the Borror Reporting Persons disclaims beneficial ownership of any Shares reported by either the SPCP Reporting Persons or the Angelo Gordon Reporting Persons and this report shall not be deemed an admission that any of the Borror Reporting Persons are the beneficial owner of those Shares for purposes of Section 13(d) or 13(g) or for any other purpose.

        (c) On November 20, 2007, Dominion Homes withheld 11,445 Shares, at a price of $1.78 to satisfy Douglas G. Borror's withholding taxes relating to the vesting of a grant of restricted Shares. There have been no other transactions with respect to the Shares by any of the Borror Reporting Persons during the 60-day period preceding January 18, 2008.

        (d)     Not applicable.

        (e)     Not applicable.


THE SPCP REPORTING PERSONS

A.      Silver Point Capital Management, L.L.C.

        (a)     Aggregate number of shares beneficially owned:         755,134

                Percentage:  7.64%

        The calculations of the percentages referred to herein are based on 9,881,442 Shares issued and outstanding as of April 30,2008, as stated by Dominion Homes in Amendment No. 1 to its Annual Report on Form 10-K for the fiscal year ended December 31,2007.

        (a)     Aggregate number of shares beneficially owned:         755,134

                Percentage:  7.64%

        The calculations of the percentages referred to herein are based on 9,881,442 Shares issued and outstanding as of April 30,2008, as stated by Dominion Homes in Amendment No. 1 to its Annual Report on Form 10-K for the fiscal year ended December 31,2007.

        (a)     Aggregate number of shares beneficially owned:         755,134

                Percentage:  7.64%

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 257386102                                                       Page 23 of 28
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        The  calculations  of the  percentages  referred to herein are based on
9,881,442 Shares issued and outstanding as of April 30,2008, as stated by Dominion Homes in Amendment No. 1 to its Annual Report on Form 10-K for the fiscal year ended December 31,2007.

D.      Silver Point Capital, L.P.

        (a)     Aggregate number of shares beneficially owned:         755,134

                Percentage:  7.64%

        The calculations of the percentages referred to herein are based on 9,881,442 Shares issued and outstanding as of April 30,2008, as stated by Dominion Homes in Amendment No. 1 to its Annual Report on Form 10-K for the fiscal year ended December 31,2007.

E.      Silver Point Capital Fund, L.P.

        (a)     Aggregate number of shares beneficially owned:         755,134

                Percentage:  7.64%


        The calculations of the percentages referred to herein are based on 9,881,442 Shares issued and outstanding as of April 30,2008, as stated by Dominion Homes in Amendment No. 1 to its Annual Report on Form 10-K for the fiscal year ended December 31,2007.

F.      SPCP Group, LLC

        (a)     Aggregate number of shares beneficially owned:         755,134

                Percentage:  7.64%

        The calculations of the percentages referred to herein are based on 9,881,442 Shares issued and outstanding as of April 30,2008, as stated by Dominion Homes in Amendment No. 1 to its Annual Report on Form 10-K for the fiscal year ended December 31,2007.

        (c) There have been no transactions with respect to the Shares by any of the SPCP Reporting Persons during the 60-day period preceding April 30, 2008.

        (d) SPC Fund is a member of SPCP Group and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by SPCP Group. Silver Point is the investment manager of SPC Fund and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by SPCP Group. Management is the general partner of Silver Point and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by SPCP Group. Messrs. Edward A. Mule and Robert J. O'Shea are each members of Management and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares. The SPCP Reporting Persons expressly disclaim beneficial ownership of the Shares held by SPCP Group, except to the extent of any pecuniary interest therein, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.

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 257386102                                                       Page 24 of 28
---------------------                                   -----------------------


        (e)     Not applicable.

        Each of the SPCP Reporting Persons disclaims beneficial ownership of any Shares reported by either the Borror Reporting Persons or the Angelo Gordon Reporting Persons, and this report shall not be deemed an admission that any of the SPCP Reporting Persons are the beneficial owner of those Shares for purposes of Section 13(d) or 13(g) or for any other purpose.

        THE ANGELO GORDON REPORTING PERSONS

        (a) As of April 30, 2008, the Angelo Gordon Reporting Persons are the indirect beneficial owners of 755,133 Shares and each of the Reporting Persons may be deemed to be the beneficial owner of approximately 7.64% of the total number of Shares outstanding.

        (b) (i) Angelo Gordon may be deemed to have sole power to direct the voting and disposition of the 755,133 Shares.

                (ii) Mr. Angelo may be deemed to have shared power to direct the voting and disposition of the 755,133 Shares.

                (iii) Mr. Gordon may be deemed to have shared power to direct the voting and disposition of the 755,133 Shares.

        (c) There have been no transactions with respect to the Shares by any of the Angelo Gordon Reporting Persons during the 60-day period preceding April 30, 2008.

        (d) The limited partners of (or investors in) each of the AG Funds participating in the investments described herein have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

        (e)     Not applicable.

        Each of the Angelo Gordon Reporting Persons disclaims beneficial ownership of any Shares reported by either the Borror Reporting Persons or the SPCP Reporting Persons, and this report shall not be deemed an admission that any of the Angelo Gordon Reporting Persons are the beneficial owner of those Shares for purposes of Section 13(d) or 13(g) or for any other purpose.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         THE BORROR REPORTING PERSONS

        BRC and its shareholders are parties to a Close Corporation Agreement (the "BRC Agreement") that governs the operation of BRC and certain relations among its shareholders. The BRC Agreement provides that all of the voting power

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 257386102                                                       Page 25 of 28
---------------------                                   -----------------------


of the BRC shares is to be exercised by a majority of the directors of BRC, all of whom will be elected by Douglas G. Borror. David S. Borror has the right to appoint the directors of BRC in the event Douglas G. Borror dies or becomes incapacitated and, in such event, it is anticipated that David S. Borror will appoint an advisory committee of the then existing members of the executive committee of Dominion Homes to assist him with material decisions affecting BRC, including issues involving BRC's ownership of Shares.

        Under the provisions of the BRC Agreement, David S. Borror is required to be elected as a director of BRC as long as he continues to hold at least 10% of the common shares of BRC, absent his removal for "cause" within the meaning of the BRC Agreement. As long as he continues to hold at least 10% of the common shares of BRC and as long as BRC has the ability to elect at least two directors of the Company, BRC also is required to use its best efforts to elect David S. Borror as a director of the Company. The BRC Agreement generally prohibits the transfer of common shares of BRC to persons who are not members of the Borror family unless certain procedures are followed. BRC is required to repurchase all of the common shares of BRC owned by Terry E. George in the event of his death or incapacity. BRC also is required to purchase a certain number of common shares of BRC from the estates of Borror family members. Under certain conditions, Borror family members who are not employed by BRC have the right to require BRC to repurchase common shares of BRC held by such family members. In certain instances, the obligation of BRC to repurchase common shares of BRC may be assumed by certain Borror family shareholders.

EACH OF THE BORROR REPORTING PERSONS, THE SPCP REPORTING PERSONS AND THE ANGELO GORDON REPORTING PERSONS

        In connection with the Credit Agreement and Warrant Purchase Agreement (each as described in Item 4), on December 29, 2006, BRC entered into a Voting Agreement (the "Voting Agreement") with Dominion Homes, an affiliate of the SPCP Reporting Persons, as a Holder and an Original Term B Lender and an affiliate of the Angelo Gordon Reporting Persons, as a Holder and an Original Term B Lender. The Voting Agreement provides, among other things, that, during all times when the Original Term B Lenders or the Holders, as the case may be, are entitled to appoint a Designated Board Member, BRC will vote, or cause to be voted, all Shares beneficially owned by BRC or over which BRC has voting control to ensure that at each annual or special meeting of shareholders at which an election or removal of directors is considered, or pursuant to any written consent, (i) Designated Board Members, that are reasonably acceptable to a majority of the beneficial owners of BRC, are elected to the Board and
(ii) no Designated Board Member is removed from office, without cause, unless such removal is directed or approved by the written consent of a majority of the Original Term B Lenders or the Holders holding a majority of the Warrants, as applicable.

        As described in Item 4, on January 18, 2008 and in connection with the Merger Agreement, BRC entered into a the Commitment Letter. A copy of the Commitment Letter is attached hereto as Exhibit 3.

---------------------                                   -----------------------
 257386102                                                       Page 26 of 28
---------------------                                   -----------------------


        As described in Item 4, on January 18, 2008 and in connection with the Merger Agreement, each of an affiliate of the SPCP Reporting Persons and an affiliate of the Angelo Gordon Reporting Persons entered into the Equity Commitment Letters with Parent. A copy of the Equity Commitment Letters are attached hereto as Exhibit 4.

        As described in Item 4, on January 18, 2008 and in connection with the Merger Agreement, an affiliate of the SPCP Reporting Persons and an affiliate of the Angelo Gordon Reporting Persons entered into an Interim Stockholders Agreement (the "Interim Stockholders Agreement") with each other and Parent. A copy of the Interim Stockholders Agreement is attached hereto as Exhibit 5.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS:
-----------------------------------------

        Exhibit 1 - Joint Filing Agreement, dated as of January 23, 2008, by and among the Borror Reporting Persons, the SPCP Reporting Persons and the Angelo Gordon Reporting Persons (incorporated by reference to Exhibit 1 to the
Schedule 13D/A previously filed with the Commission on Janaury 24, 2008).

        Exhibit 2 - Warrant Purchase Agreement, dated as of December 29, 2006, by and among Dominion Homes, SPCP Group and Angelo Gordon (incorporated by reference to Exhibit B to the Schedule 13D previously filed by the SPCP Reporting Persons with the Commission on January 4, 2007).

        Exhibit 3 - Roll-Over Commitment Letter Agreement, dated January 18, 2008, by Angelo Gordon and Silver Point and agreed to by BRC (incorporated by reference to Exhibit 3 to the Schedule 13D/A previously filed with the Commission on Janaury 24, 2008).

        Exhibit 4 - Equity Commitment Letters between each of Angelo Gordon and Silver Point and Parent, dated January 18, 2008 (incorporated by reference to
Exhibit 4 to the Schedule 13D/A previously filed with the Commission on Janaury 24, 2008).

        Exhibit  5 -  Interim  Stockholders  Agreement  by and  between  Angelo
Gordon, Silver Point and Parent, dated January 18, 2008 (incorporated by reference to Exhibit 5 to the Schedule 13D/A previously filed with the Commission on Janaury 24, 2008).

        Exhibit 6 - Merger Voting Agreement, dated January 18, 2008, among the Borror Shareholders, Parent and Merger Sub (incorporated by reference to
Exhibit 6 to the Schedule 13D/A previously filed with the Commission on Janaury 24, 2008).

        Exhibit 7 - Second Amended and Restated Close Corporation Agreement of BRC, dated October 4, 2004 (incorporated by reference to Exhibit 2 to the
Schedule 13D/A previously filed with the Commission on January 12, 2007).

        Exhibit 8 - Voting Agreement, dated December 29, 2006 among BRC, Dominion Homes, Silver Point, as both a Holder and an Original Term B Lender, and Angelo Gordon, as both a Holder and an Original Term B Lender (incorporated by reference to Exhibit 2 to the Schedule 13D/A previously filed with the Commission on January 12, 2007).

        Exhibit 9 - Agreement and Plan of Merger, dated January 18, 2008, by and among Parent, Merger Sub and Dominion Homes (incorporated by reference to the Form 8-K filed by Dominion Homes on January 22, 2008).

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 257386102                                                       Page 27 of 28
---------------------                                   -----------------------


                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 2, 2008                 BRC PROPERTIES INC.



                                  By: /s/ Terry E. George
                                      ---------------------------------------
                                      Terry E. George
                                      Vice President, Secretary and Treasurer


                                  /s/ David S. Borror
                                  -------------------------------------------
                                  David S. Borror


                                  /s/ Douglas A. Borror
                                  -------------------------------------------
                                  Douglas S. Borror


                                  /s/ Terry E. George
                                  -------------------------------------------
                                  Terry E. George



Date: May 2, 2008                 SILVER POINT CAPITAL MANAGEMENT, L.L.C.


                                  /s/ Edward A. Mule
                                  -------------------------------------------
                                  By: Edward A. Mule
                                  Its: Managing Member


                                  /s/ Edward A. Mule
                                  -------------------------------------------
                                  Name: Edward A. Mule, individually


                                  /s/ Robert J. O'Shea
                                  -------------------------------------------
                                  Name:  Robert J. O'Shea, individually


                                  SILVER POINT CAPITAL, L.P.

                                  By:  SILVER POINT CAPITAL MANAGEMENT,
                                       L.L.C., its General Partner


                                  /s/ Edward A. Mule
                                  -------------------------------------------
                                  By: Edward A. Mule
                                  Its: Managing Member

---------------------                                   -----------------------
 257386102                                                       Page 28 of 28
---------------------                                   -----------------------



                                  SILVER POINT CAPITAL FUND, L.P.

                                  By:  SILVER POINT CAPITAL, L.P., its
                                       General Partner



                                  By:  SILVER POINT CAPITAL MANAGEMENT,
                                       L.L.C., its General Partner


                                       /s/ Edward A. Mule
                                       -----------------------------------
                                       By:   Edward A. Mule
                                       Its:  Managing Member



                                  SPCP GROUP, LLC

                                  By:  SILVER POINT CAPITAL FUND, L.P.,
                                       its Managing Member

                                  By:  SILVER POINT CAPITAL, L.P.,
                                       its General Partner

                                  By: SILVER POINT CAPITAL MANAGEMENT, L.L.C., its General Partner


                                       /s/ Edward A. Mule
                                       -----------------------------------
                                       By:   Edward A. Mule
                                       Its:  Managing Member



Date: May 2, 2008                 ANGELO, GORDON & CO., L.P.



                                  /s/ Michael L. Gordon
                                  -------------------------------------------
                                  By:  Michael L. Gordon
                                  Its: Chief Operating Officer



                                  JOHN M. ANGELO


                                  /s/  John M. Angelo
                                  -------------------------------------------
                                  Jonn M. Angelo



                                  MICHAEL L. GORDON


                                  /s/  Michael L. Gordon
                                  -------------------------------------------
                                  Michael L. Gordon